SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2007

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Reports Strong Second Quarter 2007 Results dated July 24, 2007.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION Reports Strong Second Quarter 2007 Results

Tuesday July 24, 8:00 am ET

Revenues Reach Second Quarter Record of $24.7 Million

GAAP Diluted EPS Is $0.16; Non-GAAP Diluted EPS Is $0.22 before FAS123R Effect TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) (Nasdaq: RVSN - News) today announced that revenues for the second quarter of 2007 reached a record for the quarter of $24.7 million, a 12% increase from $22.0 million reported in the second quarter of 2006.

Operating income for the second quarter of 2007 was $1.7 million compared with $2.1 million in the second quarter of 2006. Excluding the effects of stock-based compensation expense related to the adoption of FAS123R in both periods, the Company had non-GAAP operating income of $3.1 million compared with $3.3 million in the same period of 2006.

Net income for the second quarter of 2007 was $3.6 million, or $0.16 per diluted share compared with $3.2 million or $0.14 per diluted share in the 2006 second quarter. Excluding the effect of stock-based compensation expense which amounted to $1.3 million or $0.06 per diluted in the 2007 second quarter and $1.2 million or $0.06 per diluted share in 2006 second quarter, non-GAAP net income for the second quarter of 2007 was $5.0 million or $0.22 per diluted share compared with $4.4 million or $0.20 per diluted share reported in the second quarter of 2006.

The Company had forecast that 2007 second quarter revenues would approximate $25.0 million and that net income would approximate $3.7 million or $0.16 per diluted share including stock-based compensation expense. Excluding the effect of stock-based compensation expense, the Company expected second quarter 2007 non-GAAP net income to be $5.1 million or $0.22 per diluted share.

Business unit revenues for the second quarter of 2007 consisted of $18.8 million in Networking Business Unit (NBU) sales, representing an increase of 17% from the second quarter of 2006, and $5.9 million in Technology Business Unit (TBU) sales, which were 1% below the second quarter of 2006. NBU and TBU revenues approximated the Company's forecast of $19.0 million and $6.0 million, respectively.

For the first six months of 2007, revenues were $49.0 million, operating income was $3.6 million and net income was $7.2 million or $0.31 per diluted share. This compares with revenues of $42.1 million, operating income of $4.0 million and net income was $6.1 million or $0.27 per diluted share in the first six months of 2006. Excluding the effect of stock-based compensation expense (which amounted to $2.7 million or $0.12 per diluted in the first six months of 2007 and $2.2 million or $0.10 per diluted share for the first six months of 2006), non-GAAP operating income for the first six months of 2007 was $6.2 million and net income was $9.8 million or $0.43 per diluted share compared with non-GAAP operating income of $6.3 million and net income of $8.4 million or $0.37 per diluted share for the first six months of 2006.

The Company ended the second quarter of 2007 with approximately $131.9 million in cash and liquid investments, equivalent to $5.93 per basic share, a decrease of $23.9 million from March 31, 2007. The decrease reflects the use of $16.7 million for the repurchase of 814,511 Company shares, $2.4 million of capital expenditures and $7.0 million of cash flow used for operations (including a $4.0 million payment for the purchase of a patent portfolio) offset by proceeds of $2.2 million from the exercise of options.

Boaz Raviv, Chief Executive Officer, commented: "Our progress in the room conferencing market continues to drive our growth. Our revenues from room conferencing increased 19% from the second quarter of 2006, which included $2.7 of revenues from the DVSII project. Excluding the 2006 DVSII revenues, our room conferencing revenues grew 51% in the second quarter of 2007 over the comparable period in 2006. Our channel partner relationships led by Cisco are essential to our success. We also continue to focus on developing new solutions for the unified communications marketplace.

"We reached a significant milestone in that effort in the second quarter with the release and general availability of our SCOPIA(TM) Desktop videoconferencing solution. SCOPIA Desktop, which is bundled with our SCOPIA(TM) MCU, extends room conferencing-based systems to remote users who can fully participate in audio, video and data collaboration from their PCs without complex software installations, licensing fees or firewall transversal problems. Although SCOPIA Desktop was released late in the quarter, it has enjoyed early success - several universities purchased multiple SCOPIA platforms because of the SCOPIA Desktop functionality.

"Revenues from our Mobility and Service Provider business unit grew 24% in the second quarter. Approximately half of those revenues came from sales of 3G gateways. We released the latest generation our SCOPIA(TM) 3G Gateway last month. The balance was derived from our SCOPIA(TM) Interactive Video Platform, which is used by mobile operators and application service providers to rapidly develop and deploy new video services. We have developed iContact(TM) based on our IVP to provide a total video solution for contact centers.

"Our Technology Business Unit remains at the forefront of developing next generation technology. Sales and deal volume of our IMS (IP Multimedia Subsystem) products were at record levels in the second quarter. We offer the most comprehensive suite of IMS-compliant developer tools available."

Mr. Raviv concluded: "We continued to make strong progress in the second quarter. Looking forward, we have important new product introductions scheduled for later in the year and in 2008. We believe our future prospects are very exciting."

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects revenues for the third quarter of 2007 to be approximately $25.0 million and net income to approximate $3.7 million or $0.16 per diluted share. This includes stock-based compensation expense related to the adoption of FAS123R of $1.4 million or $0.06 per diluted share. Excluding this item, third quarter 2007 non-GAAP net income is expected to be $5.1 million or $0.23 per diluted share. That compares to third quarter 2006 revenues of $23.6 million and net income of $2.0 million or $0.09 per diluted share, which included a $1.9 million patent settlement reserve, equivalent to $0.09 per diluted share. It also included stock-based compensation expense related to the adoption of FAS123R of $1.2 million or $0.05 per diluted share. Excluding these items, net income for the third quarter of 2006 was $5.1 million or $0.23 per diluted share. (Full details are available on the Company's web site at www.radvision.com.)

GAAP versus NON-GAAP Presentation

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude the expenses recorded for stock compensation in accordance with SFAS 123(R). These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude the expenses recorded for stock compensation in accordance with SFAS 123(R) that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

Second Quarter 2007 Earnings Conference Call/Webcast

RADVISION will hold a conference call to discuss its second quarter 2007 results and third quarter 2007 outlook, today, Tuesday, July 24, 2007 at 9:00 a.m. (Eastern). To access the conference call, please dial 1-800-857-6028 (International dialers may call +1-210-234-0004) by 8:45 a.m. (Eastern). The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 5:00 p.m. (Eastern) on July 31st. To access the replay, please dial 1-800-925-0240 (International dialers may call +1-402-998-0856).

The PowerPoint presentation highlighting key financial metrics as well as the third quarter 2007 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on July 24th and will be archived on the website until the end of the third quarter.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                 RADVISION LTD. AND ITS SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF INCOME
           U.S. dollars in thousands, except per share data

                         Three months ended       Six months ended
                              June 30,                June 30,
                       ----------------------- -----------------------
                           2007        2006        2007        2006
                       -----------------------------------------------
                                          Unaudited
                       -----------------------------------------------

Revenues               $    24,694 $    22,004 $    48,959 $    42,140
Cost of revenues             4,833       4,429       9,838       8,080
                       ----------- ----------- ----------- -----------

Gross profit                19,861      17,575      39,121      34,060
                       ----------- ----------- ----------- -----------

Operating costs and
 expenses:
  Research and
   development               7,650       6,160      15,315      11,905
  Marketing and
   selling                   8,183       7,767      16,176      15,166
  General and
   administrative            2,292       1,515       4,050       2,976
                       ----------- ----------- ----------- -----------

Total operating costs
 and expenses               18,125      15,442      35,541      30,047
                       ----------- ----------- ----------- -----------

Operating income             1,736       2,133       3,580       4,013
Financial income, net        1,806       1,433       3,527       2,704
                       ----------- ----------- ----------- -----------

Income before taxes on
 income                      3,542       3,566       7,107       6,717
Tax benefit (expense)           84       (355)          58       (609)
                       ----------- ----------- ----------- -----------

Net income             $     3,626 $     3,211 $     7,165 $     6,108
                       =========== =========== =========== ===========

Basic net earnings per
 Ordinary share        $      0.16 $      0.14 $      0.32 $      0.28
                       =========== =========== =========== ===========

Weighted Average
 Number of Shares
 Outstanding During
 the Period - Basic     22,255,258  22,216,021  22,282,586  22,105,694
                       =========== =========== =========== ===========

Diluted net earnings
 per Ordinary share    $      0.16 $      0.14 $      0.31 $      0.27
                       =========== =========== =========== ===========

Weighted Average
 Number of Shares
 Outstanding During
 the Period - Diluted   22,945,898  22,604,467  23,040,875  22,532,464
                       =========== =========== =========== ===========

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude the expenses recorded for stock compensation in accordance with SFAS 123(R). These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude the expenses recorded for stock compensation in accordance with SFAS 123(R) that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies. The following table reconciles the GAAP to non-GAAP operating results:

                                          Three months ended
                                             June 30, 2007
                                 -------------------------------------
                                              (Unaudited)
                                 -------------------------------------
                                                 Non GAAP
                                                 adjustment  Non GAAP
                                 GAAP results  share-based    results
                                 (as reported)  compensation Pro Forma
                                 ------------- ------------- ---------
Gross profit                           $19,861        $   92   $19,953
Total operating costs and
 expenses                              $18,125        $1,242   $16,883
Operating income                       $ 1,736        $1,334   $ 3,070
Income before taxes on income          $ 3,542        $1,334   $ 4,876
Net income                             $ 3,626        $1,334   $ 4,960
                                 ============= ============= =========
Basic net earnings per Ordinary
 share                                 $  0.16        $ 0.06   $  0.22
                                 ============= ============= =========
Diluted net earnings per
 Ordinary share                        $  0.16        $ 0.06   $  0.22
                                 ============= ============= =========

                                          Three months ended
                                             June 30, 2006
                                 -------------------------------------
                                              (Unaudited)
                                 -------------------------------------
                                                 Non GAAP
                                                 adjustment  Non GAAP
                                 GAAP results  share-based    results
                                 (as reported)  compensation Pro Forma
                                 ------------- ------------- ---------

Gross profit                       $    17,575   $        96   $17,671
Total operating costs and
 expenses                          $    15,442   $     1,119   $14,323
Operating income                   $     2,133   $     1,215   $ 3,348
Income before taxes on income      $     3,566   $     1,215   $ 4,781
Net income                         $     3,211   $     1,215   $ 4,426
                                 ============= ============= =========
Basic net earnings per Ordinary
 share                             $      0.14   $      0.06   $  0.20
                                 ============= ============= =========
Diluted net earnings per
 Ordinary share                    $      0.14   $      0.06   $  0.20
                                 ============= ============= =========

                  CONSOLIDATED STATEMENTS OF INCOME
           U.S. dollars in thousands, except per share data

                                           Six months ended
                                             June 30, 2007
                                 -------------------------------------
                                              (Unaudited)
                                 -------------------------------------
                                                 Non GAAP
                                                 adjustment  Non GAAP
                                 GAAP results  share-based    results
                                 (as reported)  compensation Pro Forma
                                 ------------- ------------- ---------

Gross profit                      $     39,121  $        188   $39,309
Total operating costs and
 expenses                         $     35,541  $      2,476   $33,065
Operating income                  $      3,580  $      2,664   $ 6,244
Income before taxes on income     $      7,107  $      2,664   $ 9,771
Net income                        $      7,165  $      2,664   $ 9,829
                                 ============= ============= =========
Basic net earnings per Ordinary
 share                            $       0.32  $       0.12   $  0.44
                                 ============= ============= =========
Diluted net earnings per
 Ordinary share                   $       0.31  $       0.12   $  0.43
                                 ============= ============= =========

                                           Six months ended
                                             June 30, 2006
                                 -------------------------------------
                                              (Unaudited)
                                 -------------------------------------
                                                 Non GAAP
                                                 adjustment  Non GAAP
                                 GAAP results  share-based    results
                                 (as reported)  compensation Pro Forma
                                 ------------- ------------- ---------

Gross profit                           $34,060        $  165   $34,225
Total operating costs and
 expenses                              $30,047        $2,078   $27,969
Operating income                       $ 4,013        $2,243   $ 6,256
Income before taxes on income          $ 6,717        $2,243   $ 8,960
Net income                             $ 6,108        $2,243   $ 8,351
                                 ============= ============= =========
Basic net earnings per Ordinary
 share                                 $  0.28        $ 0.10   $  0.38
                                 ============= ============= =========
Diluted net earnings per
 Ordinary share                        $  0.27        $ 0.10   $  0.37
                                 ============= ============= =========

                     CONSOLIDATED BALANCE SHEETS
           U.S. dollars in thousands, except per share data

                                           June 30,    December 31,
                                             2007          2006
                                           --------- -----------------
                                           Unaudited      Audited
                                           --------- -----------------
   ASSETS

CURRENT ASSETS:
  Cash and cash equivalents *)             $  12,665 $          23,110
  Short-term bank deposits *)                 52,342            48,357
  Short-term held-to-maturity marketable
   securities *)                              43,044            36,048
  Trade receivables                           17,725            12,866
  Other accounts receivable and prepaid
   expenses                                    5,733             5,838
  Inventories                                  2,534             2,979
                                           --------- -----------------

Total current assets                         134,043           129,198
                                           --------- -----------------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Long-term bank deposits *)                       -            11,365
  Long-term held-to-maturity marketable
   securities *)                              23,853            26,691
  Long-term prepaid expenses                   1,788                 -
  Severance pay fund                           3,851             3,481
  Long term deferred tax asset                 3,119             2,797
                                           --------- -----------------

Total long-term investments and
 receivables                                  32,611            44,334
                                           --------- -----------------

Property and equipment, net                    5,580             3,609
                                           --------- -----------------

Goodwill                                       2,966             2,966
                                           --------- -----------------

Other intangible assets, net                   1,907             2,452
                                           --------- -----------------

Total assets                               $ 177,107 $         182,559
                                           ========= =================

   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                           $   2,132 $           2,919
  Deferred revenues                            6,764             8,748
  Accrued expenses and other accounts
   payable                                    11,349            13,870
                                           --------- -----------------

Total current liabilities                     20,245            25,537
                                           --------- -----------------

Accrued severance pay                          5,090             4,417
                                           --------- -----------------

Total liabilities                             25,335            29,954
                                           --------- -----------------

SHAREHOLDERS' EQUITY:
  Ordinary shares of NIS 0.1 par value           234               228
  Additional paid-in capital                 132,610           126,944
  Treasury stock                            (12,959)-          (1,670)
  Accumulated other comprehensive income        (21)                 -
  Retained earnings                           31,908            27,103
                                           --------- -----------------

Total shareholders' equity                   151,772           152,605
                                           --------- -----------------

Total liabilities and shareholders' equity $ 177,107 $         182,559
                                           ========= =================
*) Total cash and liquid investments       $ 131,904 $         145,571
                                           ========= =================

                CONSOLIDATED STATEMENTS OF CASH FLOWS
                            U.S. dollars in thousands

                                                    Six months ended
                                                        June 30,
                                                   -------------------
                                                      2007      2006
                                                   --------- ---------
                                                        Unaudited
                                                   -------------------
Cash flows from operating activities:
--------------------------------------------------
  Net income                                       $   7,165 $   6,108
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization                      1,843     1,388
    Accrued interest and amortization of premium
     on held-to-maturity marketable securities and
     bank deposits, net                                (141)     (587)
    Amortization of deferred stock compensation        2,664     2,243
    Tax benefit relating to loss carry forwards
     resulting from exercise of stock options          (167)     (377)
    Increase in trade receivables, net               (4,859)     (888)
    Decrease in other accounts receivable and
     prepaid expenses                                    864       813
    Decrease (increase) in inventories                   445   (2,151)
    Increase in long-term prepaid expenses           (1,788)         -
    Increase in deferred tax asset                   (1,125)      (54)
    Increase (decrease) in trade payables              (787)     2,134
    Increase (decrease) in deferred revenues         (1,984)       463
    Increase (decrease) in other accounts payable
     and accrued expenses                            (2,375)       972
    Accrued severance pay, net                           303       139
                                                   --------- ---------

Net cash provided by operating activities                 58    10,203
                                                   --------- ---------

Cash flows from investing activities:
--------------------------------------------------
  Proceeds from redemption of held-to-maturity
   marketable securities                              26,631    27,379
  Purchase of held-to-maturity marketable
   securities                                       (30,548)  (40,815)
  Proceeds from withdrawal of bank deposits           84,107     7,103
  Purchase of bank deposits                         (76,827)  (27,203)
  Purchase of property and equipment                 (3,269)   (1,236)
                                                   --------- ---------

Net cash provided by (used in) investing
 activities                                               94  (34,772)
                                                   --------- ---------

Cash flows from financing activities:
--------------------------------------------------
  Purchase of treasury shares at cost               (16,714)         -
  Issuance of Ordinary shares and treasury stock
   for cash upon exercise of options                   5,950     3,573
  Tax benefit related to exercise of stock options       167       377
                                                   --------- ---------

Net cash provided by financing activities           (10,597)     3,950
                                                   --------- ---------

Decrease in cash and cash equivalents               (10,445)  (20,619)
Cash and cash equivalents at beginning of period      23,110    32,927
                                                   --------- ---------

Cash and cash equivalents at end of period         $  12,665 $  12,308
                                                   ========= =========

Supplemental disclosure of non-cash flows from
investing and financing activities:
--------------------------------------------------
  Receivables on account of shares                 $      44 $      91
                                                   ========= =========



Contact:

Corporate:
RADVISION
Tsipi Kagan, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                      (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  July 24, 2007